Exhibit

Exhibit Description

99.1	Announcement on 2010/10/26: Announcement of Mainland Chinese company investment through subsidiary, UMC Capital Corporation.

99.2	Announcement on 2010/10/27: UMC announced its unconsolidated operating results for the third quarter of 2010

99.3	Announcement on 2010/10/27: Major Resolution from Board Meeting

99.4	Announcement on 2010/11/03: UMC will attend investor conferences on 2010/11/04

99.5	Announcement on 2010/11/03: To announce related materials on disposal of MEGA FINANCIAL HOLDING CO., LTD. securities

99.6	Announcement on 2010/11/05: UMC will attend investor conferences on 2010/11/08

99.7	Announcement on 2010/11/10: Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce related materials on acquisition of machinery and equipment

99.8	Announcement on 2010/11/10: To announce related materials on acquisition of machinery and equipment

99.9	Announcement on 2010/11/11: To announce related materials on acquisition of machinery and equipment

99.10	Announcement on 2010/11/11: To announce related materials on acquisition of machinery and equipment

99.11	Announcement on 2010/11/16: To announce related materials on acquisition of machinery and equipment

99.12	Announcement on 2010/11/18: Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

99.13	Announcement on 2010/11/18: Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland Chinese company

99.14	Announcement on 2010/11/18: Represent subsidiary TLC Capital Co., Ltd. to announce related materials on acquisition of NexPower Technology Corp. common shares

99.15	Announcement on 2010/11/18: Represent subsidiary Fortune Venture Capital Corp. to announce related materials on acquisition of NexPower Technology Corp. common shares

99.16	Announcement on 2010/11/18: To announce related materials on acquisition of NexPower Technology Corporation common shares

99.17	Announcement on 2010/11/08: October Revenue

99.18	Announcement on 2010/11/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Announcement of Mainland Chinese company investment through subsidiary, UMC Capital Corporation.

1.Date of occurrence of the event:2010/10/26
2.Method of the present increase (decrease) in investment:Investment in mainland Chinese company Parade Technologies (Shanghai) Co., Ltd. through Parade Technologies, Inc. (USA) and Parade Technologies, Ltd. (Cayman)
3.Transaction volume, price per unit, and total monetary amount of the transaction: Total approved amount USD$44,370 invested from Parade Technologies, Inc. (USA)’s own capital.
4.Company name of the invested mainland Chinese company: Parade Technologies (Shanghai) Co., Ltd.
5.Paid-in capital of said invested mainland Chinese company: US$1,000,000
6.Amount of new capital increment currently planned by said invested mainland Chinese company: US$300,000
7.Main business items of said invested mainland Chinese company: Integrated circuit design
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Un-qualified opinion
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: RMB$12,391,957.18
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year:RMB$1,499,632.43
11.Amount of actual investment to date in said invested mainland Chinese company: US$147,900
12.Counterparty to the transaction and its relationship to the Company: NA
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: NA
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA
15.Gain (or loss) on disposal: NA
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one-time paid out; NA
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Decided by the Board of Parade Technologies, Inc. (USA)
18.Broker: None
19.Concrete purpose of the acquisition or disposal:Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: Investment Commission to date: USD$20,192,270
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0.50%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:0.26%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’equity on the financial statement for the most recent period:0.31%
25.Total amount of actual investment in the mainland China area to date:USD$20,147,900
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:0.50%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period:0.26%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:0.31%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: 2008 NT$(112,198,701) 2009 NT$3,084,167
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: 0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified: None

Exhibit 99.2

UMC announced its unconsolidated operating results for the third quarter of 2010

1.Date of the investor/press conference:2010/10/27

2.Location of the investor/press conference: 2nd Floor, Far Eastern Plaza Hotel, 201 Tunhwa South Rd., Sec. 2, Taipei

3.Financial and business related information: United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC”or The Company”), a leading global semiconductor foundry, today announced its unconsolidated operating results for the third quarter of 2010.Revenue increased 9.8% quarter-over-quarter to NT$32.65 billion, from NT$29.75 billion in 2Q10, and increased 19.1% year-over-year, from NT$27.41 billion in 3Q09. Gross margin was 32.6%, operating margin was 22.0%, net income was NT$8.72 billion, and earnings per ordinary share were NT$0.70. Dr. Shih-Wei Sun, CEO of UMC, said, “UMC’s revenue from the first three quarters of this year has already surpassed 2009’s full-year revenue. Total earnings per ordinary share for the three quarters were NT$1.40, with full-year earnings for 2010 expected to grow significantly from last year. Robust growth momentum for Q3 continued from the previous six quarters, with capacity utilization remaining full. Shipment volume reached a record of 1,202K 8-inch equivalent wafers. As a result, third quarter revenue exceeded US$1 billion, with revenue and income from foundry operations both reaching 6-year highs. UMC’s accelerated advanced capacity expansion and product mix optimization continue to show positive results. Revenue contribution from 65nm and below products has reached 30%, with 40nm growing to 4.2% of revenue. ROE for the quarter reached 16.6%.” Dr. Sun continued, “Looking ahead to Q4, advanced process capacity will remain fully utilized. Product mix optimization will push blended ASP even higher. We do expect that seasonality, NT dollar fluctuations, and other uncertainties may slightly affect revenue, but remain cautiously optimistic about the Q4 foundry market. UMC will continue to closely monitor industry conditions in order to adapt to any changes. According to UMC’s initial budget projection for fiscal year 2011, next year’s semiconductor industry outlook and customer demand remain quite healthy. UMC’s US$1.8 billion CAPEX this year shall significantly boost advanced capacity expansion and 28nm and 20nm R&D, enabling the company to greatly enhance its competitiveness. We will also continue our efforts on ROE and plan to deliver favorable dividend yield to UMC shareholders.”4Q10 Guidance and Outlook-Wafer shipments: mid single digit percentage decline due to seasonality.Capacity utilization: mid to low 90% range.Gross margin: low 30% range.

4.Any other matters that need to be specified: None

Exhibit 99.3

Major Resolution from Board Meeting

1.Date of occurrence of the event:2010/10/27

2.Company name:United Microelectronics Corp.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios:N/A

5.Cause of occurrence: The company today held a Board Meeting and the major resolution is: (1)According to the changes in financial market and cost evaluation, the Company will withdraw the resolution, which was from 2010/3/17 Board Meeting, to issue unsecured corporate bonds. The Company will take bank loans as funding alternative and the credit line will be in place for the company to draw upon based on capital needs.

6.Countermeasures: None

7.Any other matters that need to be specified: None

Exhibit 99.4

UMC will attend investor conferences on 2010/11/04

1.Date of the investor/press conference:2010/11/04

2.Location of the investor/press conference: Beijing, China

3.Financial and business related information: The Company will attend the China Investment Summit held by Bank of America Merrill Lynch on 2010/11/04 in Beijing, China.

4.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.5

To announce related materials on disposal of MEGA FINANCIAL HOLDING CO., LTD. securities

1.Name of the securities:Common shares of MEGA FINANCIAL HOLDING CO., LTD.

2.Trading date:2010/09/24~2010/11/03

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume:14,500,000 shares;average unit price: $21.15 NTD; total amount: $306,674,700 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities):$140,649,700 NTD

5.Relationship with the underlying company of the trade:none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 14,108,035 shares; amount: 161,537,001 NTD; percentage of holdings: 0.13%; status of restriction of rights:no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 21.12% ratio of shareholder’s equity: 25.64%; the operational capital as shown in the most recent financial statement: $36,509,738 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction?: none

10.Any other matters that need to be specified:none

Exhibit 99.6

UMC will attend investor conferences on 2010/11/08

1.Date of the investor/press conference:2010/11/08

2.Location of the investor/press conference: Hong Kong

3.Financial and business related information:The Company will attend the JaPan Asia Technology Conference held by J.P. Morgan from 2010/11/08 to 2010/11/09 in Hong Kong.

4.Any other matters that need to be specified: Please refer to MOPS or Company website for more information.

Exhibit 99.7

Represent subsidiary TOPCELL SOLAR INTERNATIONAL CO., LTD. to announce related materials on acquisition of machinery and equipment

1.Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City):Machinery and equipment
2.Date of the occurrence of the event: 2010/05/26~2010/11/10
3.Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch ; unit price: $862,757,000 NTD; Total transaction price: $862,757,000 NTD
4.Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials Italia S.r.l. ; non-related party transaction
5.Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition:Not applicable
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:Not applicable
7.Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable
8.Terms of delivery or payment (including payment period and monetary amount):Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: Follow by the company’s limited authority of decision-making and related management methods.
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA:Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?:Not applicable
14.Reason an appraisal report has not yet been obtained:Not applicable
15.Broker and broker’s fee:None
16.Concrete purpose or use of the acquisition or disposition: For production
17.Do the directors have any objection to the present transaction?: Not applicable
18.Any other matters that need to be specified: None

Exhibit 99.8

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/08/17~2010/11/10
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $530,653,900NTD; total transaction price: $530,653,900NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Novellus Systems International.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.9

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/10/27~2010/11/11
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price:$ 587,576,500NTD; total transaction price:$ 587,576,500NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Applied Materials South East.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/09/05~2010/11/11
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $635,969,032NTD; total transaction price: $635,969,032NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): KLA-TENCOR CORPORATION.; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.11

To announce related materials on acquisition of machinery and equipment

1. Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment
2. Date of the occurrence of the event: 2010/10/11~2010/11/16
3. Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: one batch; average unit price: $511,147,157NTD; total transaction price: $511,147,157NTD
4. Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction
5. Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable
6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable
7. Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained): Not applicable
8.Terms of delivery or payment (including payment period and monetary amount): Base on purchase order payment term.
9.The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting
10.Name of the professional appraisal institution and its appraisal amount: Not applicable
11.Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable
12.Is the appraisal report price a limited price or specific price?: Not applicable
13.Has an appraisal report not yet been obtained?: Not applicable
14.Reason an appraisal report has not yet been obtained: Not applicable
15.Broker and broker’s fee: Not applicable
16.Concrete purpose or use of the acquisition or disposition: To produce integrated circuits
17.Do the directors have any objection to the present transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.12

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland
Chinese company

1.Date of occurrence of the event:2010/11/18
2.Method of the present increase (decrease) in investment: To directly invest mainland Chinese Company Shandong Huahong Energy Invest Co., Inc.; and indirectly invest mainland Chinese Company Jining Sunrich Solar Energy Corporation by purchasing shareholdership from Shandong Huahong Energy Invest Co., Inc.’s foreign shareholder
3.Transaction volume, price per unit, and total monetary amount of the transaction:Total amount USD$11,300,000
4.Company name of the invested mainland Chinese company: Direct Investment: Shandong Huahong Energy Invest CO., Inc Indirect Investment: Jining Sunrich Solar Energy Corporation
5.Paid-in capital of said invested mainland Chinese company: Shandong Huahong Energy Invest CO., Inc.: RMB 297,494,160.04 Jining Sunrich solar energy corporation : RMB 270,000,000
6.Amount of new capital increment currently planned by said invested mainland Chinese company: NA
7.Main business items of said invested mainland Chinese company: Shandong Huahong Energy Invest CO., Inc. : To Invest new energy business Jining Sunrich Solar Energy Corporation: To construct, operate, and maintain solar power plant
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: NA
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: NA
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: NA
11.Amount of actual investment to date in said invested mainland Chinese company: SD 22,100,000
12.Counterparty to the transaction and its relationship to the Company: BLOSSOM ERA LIMITED; No Relationship
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of he reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price:NA
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA
15.Gain (or loss) on disposal: NA
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one time payment ; None
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: To be negotiated by both sides, The Board of Directors of the Company
18.Broker: None
19.Concrete purpose of the acquisition or disposal:Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: Investment Commission to date: USD$32,150,887
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 21.61%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:14.05%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:14.10%
25.Total amount of actual investment in the mainland China area to date:USD$7,088,256
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:4.76%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 3.10%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:3.11%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Year 2008: -NT$2,469,706 Year 2009: NT$2,456,989
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified:None

Exhibit 99.13

Represent subsidiary TLC Capital Co, Ltd. to announce related materials on investment of mainland
Chinese company

1.Date of occurrence of the event:2010/11/18
2.Method of the present increase (decrease) in investment:To indirectly invest mainland Chinese Company Jining Sunrich Solar Energy Corporation through injecting capital to Shandong Huahong Energy Invest Co., Inc.
3.Transaction volume, price per unit, and total monetary amount of the transaction: Within USD$200,000 limitation
4.Company name of the invested mainland Chinese company: Direct Investment: Shandong Huahong Energy Invest CO., Inc Indirect Investment: Jining Sunrich Solar Energy Corporation
5.Paid-in capital of said invested mainland Chinese company: Shandong Huahong Energy Invest CO., Inc.: RMB 297,494,160.04 Jining Sunrich solar energy corporation : RMB270,000,000
6.Amount of new capital increment currently planned by said invested mainland Chinese company: Shandong Huahong Energy Invest CO., Inc. : RMB 2,505,839.96 Jining Sunrich solar energy corporation : RMB 0
7.Main business items of said invested mainland Chinese company: Shandong Huahong Energy Invest CO., Inc. : To Invest new energy business Jining Sunrich Solar Energy Corporation : To construct, operate, and maintain solar power plant
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: NA
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: NA
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: NA
11.Amount of actual investment to date in said invested mainland Chinese company: Within USD 22,300,000 limitation
12.Counterparty to the transaction and its relationship to the Company: NA
13.Where the counterparty to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counterparty and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: NA
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: NA
15.Gain (or loss) on disposal: NA
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: one time payment ; None
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: Based on Joint Venture Agreement, The Board of Directors of the Company
18.Broker: None
19.Concrete purpose of the acquisition or disposal:Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: Investment Commission to date: USD$21,050,887
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 14.15%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period:9.20%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period:9.23%
25.Total amount of actual investment in the mainland China area to date:USD$7,088,256
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period:4.76%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 3.10%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period:3.11%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: Year 2008: -NT$2,469,706 Year 2009: NT$2,456,989
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None

32.Any other matters that need to be specified:None

Exhibit 99.14

Represent subsidiary TLC Capital Co., Ltd. to announce related materials on acquisition of
NexPower Technology Corp. common shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of NexPower Technology Corp.
2.Date of occurrence of the event:2010/11/18
3.Volume, unit price, and total monetary amount of the transaction:volume: 16,000,000 shares; unit price: NTD 25 ; total amount: NTD 400,000,000
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NexPower Technology Corp.; Investee company of which TLC Capital Co., Ltd. holds 4.14%.
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Full payment; None.
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: participating in rights issue The reference basis for the decision on price: the subscription price of rights issue The decision-making department: Board of Directors
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 28,600,625 shares; cumulative amount: NTD 778,018,750 ; percentage of holdings: 5.90%; status of any restriction of rights: none
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 84.00% ratio of shareholder’s equity:84.32%; the working capital as shown in the most recent financial statement: NTD1,827,638,143

13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of: NTD 19.93

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.15

Represent subsidiary Fortune Venture Capital Corp. to announce related materials on acquisition of NexPower Technology Corp. common shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of NexPower Technology Corp.
2.Date of occurrence of the event:2010/11/18
3.Volume, unit price, and total monetary amount of the transaction:volume: volume: 12,000,000shares; unit price: NTD 25 ; total amount: NTD 300,000,000
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NexPower Technology Corp.; Investee company of which TLC Capital Co., Ltd. holds 4.14%.
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Full payment; None.
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: participating in rights issue The reference basis for the decision on price: the subscription price of rights issue The decision-making department: Board of Directors
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume: 24,600,000 shares; cumulative amount: NTD 678,000,000 ; percentage of holdings: 5.08%; status of any restriction of rights: none
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets: 77.19% ratio of shareholder’s equity: 77.41%; the working capital as shown in the most recent financial statement: NTD 514,537,261
13.Broker and broker’s fee: N/A

14.Concrete purpose or use of the acquisition or disposition: Long-term investment

15.Net worth per share of company underlying securities acquired or disposed of: NTD 19.93

16.Do the directors have any objection to the present transaction?: No

17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18.Any other matters that need to be specified: None

Exhibit 99.16

To announce related materials on acquisition of NexPower Technology Corporation common shares

1.Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of NexPower Technology Corp.
2.Date of occurrence of the event:2010/11/18
3.Volume, unit price, and total monetary amount of the transaction:volume: volume: 108,000,000shares; unit price: NTD 25 ; total amount: NTD 2,700,000,000
4.Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): NexPower Technology Corp.; Investee company of which UMC holds 35.22%.
5.Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A
6.Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A
7.Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A
8.Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): N/A
9.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One-time payment of 2,700,000,000 NTD; None.
10.The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department: The decision making manner: New share issuance;
The reference basis for the decision on price: New share issuance; The decision-making department: Board of Directors.
11.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): Cumulative volume: 215,282,904 shares;Amount: $4,924,412,882 NTD; Percentage of holdings: 44.42%
12.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: Ratio of total assets: 22.10%;
Ratio of shareholder’s equity: 26.83%; The operational capital as shown in the most recent financial statement: $36,509,738 thousands NTD.
13.Broker and broker’s fee: N/A
14.Concrete purpose or use of the acquisition or disposition: Long-term investment
15.Net worth per share of company underlying securities acquired or disposed of: N/A
16.Do the directors have any objection to the present transaction?: No
17.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No
18.Any other matters that need to be specified: None

Exhibit 99.17

United Microelectronics Corporation
November 8, 2010

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of October 2010.

1)	Sales volume (NT$ Thousand)

Period	Items	2010	2009	Changes	%
October	Invoice amount	7,205,390	6,555,057	650,333	9.92%
2010	Invoice amount	72,202,959	54,187,491	18,015,468	33.25%
October	Net sales	10,700,048	9,296,818	1,403,230	15.09%
2010	Net sales	99,811,953	70,168,774	29,643,179	42.25%

2)	Funds lent to other parties (NT$ Thousand) : None

3)	Endorsements and guarantees (NT$ Thousand) : None

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand
UMC

Financial instruments	Forwards	IRS
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	733,440	—
Fair Value	982	0
Net Profit from Fair Value	(74,384)	(88,410)
Written-off Trading Contracts	58,104,082	15,000,000
Realized profit (loss)	242,272	88,612

b Trading purpose : NT$
thousand
UMC’s subsidiaries
Financial instruments	ECB Investment - Embedded derivatives
Deposit Paid	0
Royalty Income (Paid)	0
Unwritten-off Trading Contracts	50,000
Fair Value	0
Net Profit from Fair Value	0
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.18

United Microelectronics Corporation
For the month of October, 2010

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of September 30, 2010	Number of shares held as of October 31, 2010	Changes

N/A

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

		Number of shares	Number of shares held
		held as of	as of
Title	Name	September 30, 2010	October 31, 2010	Changes
N/A